FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2015

Total member's equity from statement of financial condition	$142,733,629
DEDUCTIONS AND/OR CHARGES — Nonallowable assets included in the statement of financial condition:	
Cash held with Parent	6,293,259
Fees and commissions receivable	1,776,702
Due from affiliate	11,585
Furniture, equipment, and leasehold improvements	204,400
Other	1,474,356
Total	9,760,302
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	132,973,327
HAIRCUTS ON SECURITIES — State and municipal obligations	162,236
Total haircuts on securities	162,236
NET CAPITAL	132,811,091
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$132,561,091

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2015, prepared by UnionBanc Investment Services, LLC, in its unaudited amended Form X-17A-5, Part IIA as filed on February 19, 2016, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.

UNIONBANC INVESTMENT SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company is not required to prepare the Reserve Requirements for Brokers or Dealers.